U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

[x]

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly period ended: October 31, 2002

or

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to _________________________

Commission file number 0-15490

QUARTZ MOUNTAIN RESOURCES LTD.

(formerly Quartz Mountain Gold Corp.)

(Name of small business issuer specified in its charter)

British Columbia, Canada

None

(State or other jurisdiction of

(I.R.S. Employer

 incorporation or organization)

Identification No.)

1020 - 800 West Pender Street, Vancouver, BC

V6C 2V6

(Address of principal executive offices)

(Zip code)

Issuer’s telephone number

(604) 684-6365

(Former address, if changed from last report)

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QUARTZ MOUNTAIN RESOURCES LTD.

TABLE OF CONTENTS

PART I:

FINANCIAL INFORMATION

ITEM 1:

Financial Statements

(i)

Consolidated Balance Sheets as at October 31, 2002 and July 31, 2002

3

(ii)

Consolidated Statements of Operations and Deficit

for the three months ended October 31, 2002, and October 31, 2001

 4

(iii)

Consolidated Statements of Cash Flows for the three months ended

October 31, 2002 and October 31, 2001

5

(iv)

Notes to the Consolidated Financial Statements

6 - 8

ITEM 2:

Management’s Discussion and Analysis or Plan of Operation

10

PART II:

  OTHER INFORMATION

ITEM 1:

Legal Proceedings

11

ITEM 2:

Changes in Securities

11

ITEM 3:

Defaults Upon Senior Securities

11

ITEM 4:

Submission of Matters to a Vote of Security Holders

11

ITEM 5:

Other Information

11

ITEM 6:

Exhibits and Reports on Form 6-K

11

SIGNATURES

12

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PART I:  FINANCIAL INFORMATION

ITEM 1:  CONSOLIDATED FINANCIAL STATEMENTS

QUARTZ MOUNTAIN RESOURCES LTD.

Consolidated Balance Sheets

(stated in United States dollars)

(Unaudited – prepared by management)

	October 31, 2002	July 31, 2002

Assets

Current assets
Cash and cash equivalents	$ 415,286	$ 474,187
Accounts receivable	8,362	7,096
Share subscriptions receivable	51,024
	474,672	481,283

Mineral property interests (note 2)	14,147	1,271

	$ 488,819	$ 482,554

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 39,706	$ 83,193

Shareholders’ equity
Share capital
Authorized
60,000,000 common shares of no par value
Issued and fully paid
8,597,204 common shares (2002 – 8,597,204)	20,299,897	20,299,897
Share subscriptions	51,024	--
Deficit	(19,191,808)	(19,900,536)
	449,113	399,361

	$ 488,819	$ 482,554

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

"David S. Jennings"

"Shannon M. Ross"

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QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Prepared by management without audit)

(Stated in U.S. Dollars)

	Three Months Ended October 31,
	2002	2001

Expenses
Corporate, general and administrative expenses	9,289	3,478
Foreign exchange	(5,159)	(1,939)
Property maintenance fees	--	6,700
Interest and other income	$ 2,858	$ --
	4,130	8,239

Loss for the period	1,272	(8,239)
Deficit, beginning of period	(19,900,536)	(20,360,378)

Deficit, end of period	(19,901,808)	(20,368,617)

Loss per share	$0.000	$(0.001)

Weighted average number of common shares outstanding	8,597,204	8,572,204

See accompanying notes to the consolidated financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Prepared by management without audit)

(Stated in U.S. Dollars)

	Three Months Ended October 31,
	2002	2001

Operating activities
Loss for the period	$ (1,272)	$ (8,239)
Changes in non-cash operating working capital
Accounts receivable	(1,266)	219
Accounts payable and accrued liabilities	(43,487)	38
Share subscriptions receivable	(51,024)	--

Cash (used for) operating activities	(97,049)	(7,982)

Investing activities
Mineral property interests
Acquisition costs	(6,346)	--
Exploration costs	(6,530)	--

Cash (used for) investing activities	(12,876)	--

Financing activities
Share subscriptions	51,024	--

Cash provided by (used for) financing activities	51,024	--

Increase (decrease) in cash and cash equivalents	(58,901)	(7,982)

Cash and cash equivalents, beginning of period	474,187	10,790

Cash and cash equivalents, end of period	$ 415,286	$ 2,808

See accompanying notes to the consolidated financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three months ended October 31, 2002 and 2001

(Prepared by management without audit)

(Stated in U.S. Dollars)

The accompanying consolidated financial statements for the interim periods ended October 31, 2002 and 2001 are prepared on the basis of accompanying principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States, and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended July 31, 2002.

1.

Continuing Operations

These financial statements are prepared in accordance with accounting principles applicable to a going concern.  The continuing operations of the Company and the recoverability of the amounts shown for interests in mineral properties are dependent upon the continued support from the Company’s significant shareholders, the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, on the outcome or timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company’s working capital at October 31, 2002, is $434,966, sufficient to meet the Company’s objectives as presently planned.  Management recognizes that the Company must generate additional resources to enable it to continue operations.  Management’s plans also include consideration of alliances or other partnership agreements with entities interested in and with resources to support the Company’s exploration and development objectives, or other business transactions which would generate sufficient resources to assure continuation of the Company’s operations and exploration and development program.  However, there can be no assurances that the Company will achieve profitability or positive cash flows.

If the Company is unable to obtain adequate additional financing or enter into business alliances, management will be required to continue to curtail the Company’s operations and exploration and development activities.

2.

Interests in Mineral Properties

	Acquisition Costs	Deferred Exploration and Development Costs	October 31, 2002 Total	July 31, 2002 Total
Mineral Properties:
Newton Hill, British Columbia	$ 1,271	$ --	$ 1,271	$ 1,271
Ample Goldman, British Columbia	6,346	6,530	12,876	--
	$ 7,617	$ 6,530	$ 14,147	$ 1,271

(a)

The Company entered into an option agreement to acquire 100% of the Newton Hill property consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia.  To earn an interest in the property, the Company must issue an aggregate of 100,000 common shares (25,000 issued) every six months.  The acquisition is also subject to an net smelter returns royalty of 2%.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three months ended October 31, 2002 and 2001

(Prepared by management without audit)

(Stated in U.S. Dollars)

(b)

The Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldman Mineral Claims located in the Lillooet Mining Division, British Columbia.  The Company will pay the optionors Cdn$10,000 (paid) at the time of signing and will issue 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years, at the discretion of the Company.  Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  A Cdn$100,000 work program within 24 months is also required.

3.

Related Party Transactions

During the period, the Company entered into the following transactions with related parties:

(a)

The Company has paid $7,578, to a private company, for rent and administrative services, of which two of the officers and directors of the Company are directors.  The Company entered into a private placement of 711,111 units at Cdn$0.1125 per unit.  Each unit will consist of one common share and one share purchase warrant, one warrant entitling the holder to purchase one common share of the Company at Cdn$0.15 per share for two years subsequent to the closing of the placement.  The placement closed subsequent to the quarter end.  The shares are shown as share subscriptions at the end of the three months ended October 31, 2002.

(b)

The Company paid $825 in consulting fees to a private company controlled by a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

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QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED SCHEDULES OF MINERAL PROPERTY INTERESTS

(Prepared by management without audit)

(Stated in U.S. Dollars)

	Three Months Ended October 31,
	2002	2001

Ample-Goldman Property, British Columbia
Acquisition costs
Balance, beginning of period	$ --
Incurred during the period	6,346	--
Balance, end of period	6,346	--
Exploration costs
Geological	6,530	--
Balance, end of period	6,530	--
	12,876	--
Newton Hill Property, British Columbia
Acquisition costs
Balance, beginning and end of period	1,271	--
Mineral property interests	$ 14,147	$ --

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ITEM 2:  MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OEPRATION

REULTS OF OPERATIONS

Liquidity and Capital Resources

At October 31, 2002, Quartz’s cash and cash equivalents amounted to $415,286, a decrease of $58,901 from July 31, 2002.

The major contributors to the change in net cash position during the three months ended October 31, 2002, were:

-

Operations, which utilized net cash of $4,130;

-

Acquisition costs of $6,346 and exploration costs of $6,530 on the Ample-Goldman property, and

-

Payment of accounts payable.

The mining industry is capital intensive and there can be no certainty that Quartz’s existing cash balances or proceeds from the sale of Quartz’s common shares will provide sufficient funds for all of the Company’s requirements.  Should the need arise, Quartz may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties.  There is no assurance that Quartz will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.  At October 31, 2002, share subscriptions were outstanding of $51,024.  Funds relating the private placement were received subsequent to the end of the period.  At this time, Quartz does not have any unused banking commitments or lines of credit, which could provide additional working capital.

Until its sale in the year ended July 31, 2002, Quartz’s primary focus was the Quartz Mountain Property in Oregon.  Quartz is continually reviewing mineral exploration properties for possible acquisition.  Any acquisition or option which would be entered into, if Quartz believes that it has sufficient future exploration potential to further the interests of the Company.  Any new acquisition must rely on new sources of financing such as the sale of common shares, which will provide working capital.

Quartz does not expect to generate revenue from the 1% Net Smelter Returns royalty it holds on the Quartz Mountain Property (1% NSR) and it is not known at this time if or when any mining would commence on the Quartz Mountain Property.  Currently, the size of the property is limited to 67 unpatented mining claims essential to the property and leased land contiguous to these claims.  Seabridge will be responsible for all costs relating to the Quartz Mountain Property and Quartz’s interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Quartz Mountain Property.

Results of Operations

Three months ended October 31, 2002 and October 31, 2001

The principal factors contributing to the difference between the loss of $1,272 for the three months ended October 31, 2001, and the loss of $8,239 for the three months ended October 31, 2001, include:

-

An increase in general administrative costs from $3,478 in fiscal 2002 to $9,289 in fiscal

2003

due to the increased activity;

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QUARTZ MOUNTAIN RESOURCES LTD.

QUARTERLY REPORT

October 31, 2002

-

A reduction in property maintenance fees of $6,700 due annually on the Quartz Mountain property as a result of the sale of the property; and

-

An increase in revenue from interest and other income from $nil in fiscal 2002 to $2,858 in fiscal

2003 due to the increased cash balances currently not required for operations.

Three months ended October 31, 2001 and October 31, 2000

The principal factors contributing to the difference between the loss of $8,239 for the three months ended October 31, 2001, and the net loss of $7,825 for the three months ended October 31, 2000, include:

-

An increase in general administrative costs.

Accounting Principles

The above discussion of results of operations is based on the Company’s unaudited consolidated financial statements for the three months ended October 31, 2002, included herein, which are prepared using accounting principles generally accepted in Canada

Inflation and Price Changes

Inflation is not expected to have a material impact on Quartz beyond the general impact on all businesses such as higher costs of materials, services and wages.

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PART II

OTHER INFORMATION

ITEM 1

Legal Proceedings

The Company is not party to any material pending legal proceedings.

ITEM 2

Changes in Securities

Not applicable.

ITEM 3

Defaults Upon Senior Securities

None.

ITEM 4

Submission of Matters to a Vote of Security Holders

None.

ITEM 5

Other Information

ITEM 6

Exhibits and Reports on Form 6-K

None.

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 SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUARTZ MOUNTAIN RESOURCES LTD.

(Registrant)

Date:

January 14, 2003

By:  “David S. Jennings"

David S. Jennings

President and

Chief Executive Officer